Exhibit 99 - Risk Factors

     Regulatory Risks. The banking industry is subject to many laws and regulations. Regulations protect depositors, not stockholders. The Maryland Division of Financial Regulation and the Board of Governors of the Federal Reserve System regulate Mason-Dixon and its bank and nonbank subsidiaries. Regulations and laws increase Mason-Dixon's operating expenses, affect Mason-Dixon's earnings, and put Mason-Dixon at a disadvantage with less regulated competitors, such as finance companies, mortgage banking companies, and leasing companies.

     Exposure to Local Economic Conditions. Most of the loans made by Mason-Dixon subsidiaries are made to Maryland borrowers. A decline in local economic conditions would affect Mason-Dixon's earnings.

     Credit Risks and Inadequacy of Loan Loss Reserve. When borrowers default and do not repay the loans made to them by a Mason-Dixon subsidiary, Mason-Dixon loses money. Experience shows that some borrowers either will not pay on time or will not pay at all. In these cases, the subsidiary will cancel, or "write off," the defaulted loan or loans. A "write off" reduces Mason-Dixon's assets and hurts Mason-Dixon's earnings. Mason-Dixon anticipates losses by reserving what it believes to be an adequate cushion so that it does not have to take a large loss at any one time. However, actual loan losses cannot be predicted, and Mason-Dixon's loan loss reserve may not be sufficient.

     Interest Rate Risk. Mason-Dixon's earnings depend greatly on its net interest income, the difference between the interest earned on loans and investments and the interest paid on deposits. If the interest rate paid on deposits is high and the interest rate earned on loans and investments is low, net interest income is small and Mason-Dixon earns less. Because interest rates are established by competition, Mason-Dixon cannot completely control its net interest income.

     Risks Associated with Real Estate Lending. Mason-Dixon subsidiaries make many real estate secured loans. Real estate loans are in demand when interest rates are low and economic conditions are good. Even when economic conditions are good and interest rates are low, these conditions may not continue. Mason-Dixon may lose money if the borrower does not pay a real estate loan. If real estate values decrease, then Mason-Dixon may lose more money when borrowers default.

     No Assurance of Growth. Mason-Dixon's ability to increase assets and earnings depends upon many factors, including competition for deposits and loans, Mason-Dixon's branch and office locations, avoidance of credit losses, and hiring and training of personnel. Many of these factors are beyond Mason-Dixon's control.

     Competition. Other banks and non-banks, including savings and loan associations, credit unions, insurance companies, leasing companies, small loan companies, finance companies, and mortgage companies, compete with Mason-Dixon. Some of Mason-Dixon's competitors offer services and products that Mason-Dixon does not offer. Larger banks and non-bank lenders can make larger loans and service larger customers. Law changes now permit interstate banks which may increase competition. Increased competition may decrease Mason-Dixon's earnings.

     No Assurance of Cash or Stock Dividends. Whether dividends may be paid to stockholders depends on Mason-Dixon's earnings, its capital needs, law and regulations, and other factors. Mason-Dixon's payment of dividends in the past does not mean that Mason-Dixon will be able to pay dividends in the future.

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     Stock Not Insured. Investments in the shares of Mason-Dixon's common stock are not deposits that are insured against loss by the government.

     Risk Involved in Acquisitions. Part of Mason-Dixon's growth may come from buying other banks and companies. A newly purchased bank or company may not be profitable after Mason-Dixon buys it and may lose money, particularly at first. The new bank or company may bring with it unexpected liabilities or bad loans, bad employee relations, or the new bank or company may lose customers.

     Risk of Claims. Customers may sue Mason-Dixon for losses due to Mason-Dixon's alleged breach of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, Mason-Dixon's failure to comply with applicable laws and regulations, or many other reasons. Also, employees of Mason-Dixon conduct all of Mason-Dixon's business. The employees may knowingly or unknowingly violate laws and regulations. Mason-Dixon management may not be aware of any violations until after their occurrence. This lack of knowledge will not insulate Mason-Dixon from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce Mason-Dixon's profitability and hurt its financial condition.

     Developments in Technology. Financial services use technology, including telecommunications, data processing, computers, automation, Internet-based banking, debit cards, and "smart" cards. Technology changes rapidly. Mason-Dixon's ability to compete successfully with other banks and non-banks may depend on whether it can exploit technological changes. Mason-Dixon may not be able to exploit technological changes and expensive new technology may not make Mason-Dixon more profitable.

     Year 2000. The "Year 2000 Issue" describes the problems that may result from the improper processing of dates and date-sensitive calculations beginning in the Year 2000. Many existing computer programs use only two digits to identify the year in the date field of a program. These programs could experience serious malfunctions when the last two digits of the year change to "00" as a result of identifying a year designated "00" as the Year 1900 rather than the Year 2000. A system failure or other disruptions of operations could occur if Mason-Dixon's computer programs and other equipment identify a year designated "00" as the Year 1900 rather than the Year 2000. Mason-Dixon cannot be certain that its computer programs and other equipment, and the computer programs and other equipment of its customers, vendors, suppliers and even the government will be Year 2000 compliant. Any systems failure, disruption, or other losses could affect Mason-Dixon's earnings.

     Anti-Takeover Effects of Certain Charter and Bylaw Provisions. Mason-Dixon's Articles of Incorporation and Bylaws divide Mason-Dixon's Board of Directors into three classes and each class serves for a staggered three-year term. No director may be removed except for cause, and then only by a vote of at least two-thirds of the total eligible stockholder votes. In addition, Maryland law contains anti-takeover provisions that apply to Mason-Dixon. These provisions may discourage or make it more difficult for another company to buy Mason-Dixon or may reduce the market price of Mason-Dixon's common stock.

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